



15005043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 12/23/14

DIVISION OF
CORPORATION FINANCE

February 2, 2015

Robert G. Jones
Arch Coal, Inc.
bjones@archcoal.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-2-15

Re: Arch Coal, Inc.
Incoming letter dated December 23, 2014

Dear Mr. Jones:

This is in response to your letter dated December 23, 2014 concerning the shareholder proposal submitted to Arch by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Arch's intention to exclude the proposal from Arch's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Arch may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov



ArchCoal

Robert G. Jones
Senior Vice President
Law & General Counsel

Bjones@archcoal.com

December 23, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Stockholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Arch Coal, Inc. ("Arch") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Arch intends to omit from its proxy solicitation materials for its 2015 annual meeting of stockholders a stockholder proposal (the "Proponent's Proposal") submitted by the Comptroller of the City of New York, The Honorable Scott M. Stringer, as the custodian and a trustee of the New York City Employee's Retirement System, the New York City Teachers' Retirement System and the New York City Police Pension Fund and custodian of the New York City Board of Education Retirement System (the "Proponent"). In accordance with Rule 14a-8(j), Arch hereby respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against Arch if the Proponent's Proposal is omitted from Arch's proxy solicitation materials for its 2015 annual meeting of stockholders (the "2015 Annual Meeting") in reliance on Rule 14a-8(i)(9) under the Exchange Act. Copies of the Proponent's Proposal and accompanying materials are attached as Exhibit A.

Arch expects to file its proxy solicitation materials for the 2015 Annual Meeting on or about March 16, 2015. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the date upon which Arch expects to file the definitive 2015 proxy solicitation materials.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's email address, stockholderproposals@sec.gov, and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D, I simultaneously am forwarding by email or facsimile a copy of this letter to the Proponent. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141

direct: 314.994.2716
fax: 314.994.2734

archcoal.com

THE PROPOSAL

The Proponent's Proposal requests a non-binding stockholder resolution to request that Arch's Board of Directors (the "Board") adopt, and present for stockholder approval, a "proxy access" bylaw. The requested bylaw would require Arch to include in proxy solicitation materials for stockholder meetings at which directors are to be elected certain information regarding any person nominated for election to the Board by a stockholder or group that meets certain criteria. Under the Proponent's Proposal, any stockholder that individually has held, or any group of stockholders that collectively has held, at least 3% of Arch's outstanding common stock continuously for three years would be permitted to nominate candidates for election to the Board, and Arch would be required to list such nominees with the Board's nominees in Arch's proxy solicitation materials for the applicable meeting of stockholders. The Proponent's Proposal further provides that stockholders would be permitted to nominate up to one quarter of the Board. Specifically, the Proponent's Proposal states:

> RESOLVED: Stockholders of Arch Coal, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for stockholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a stockholder or group (the "Nominator") that meets the criteria established below. The Company shall allow stockholders to vote on such nominee on the Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:
>
> a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
> b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
> c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations

> if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.
>
> The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

DISCUSSION

As discussed more fully below, Arch believes that it may properly omit the Proponent's Proposal from its proxy solicitation materials for the 2015 Annual Meeting pursuant to Rule 14a-8(i)(9), because the Proponent's Proposal directly conflicts with a proposal to be included in Arch's 2015 proxy solicitation materials and submitted by Arch for a stockholder vote at the 2015 Annual Meeting.

The Board has determined to include a proposal with respect to proxy access for director nominations (the "Arch Proposal") in its 2015 proxy solicitation materials and submit the Arch Proposal for a stockholder vote at the 2015 Annual Meeting. In particular, the Board intends to seek the approval of Arch's stockholders for amendments to Arch's Bylaws, as amended effective as of December 5, 2008 (the "Bylaws"), to permit any stockholder (but not a group of stockholders) owning 5% or more of Arch's outstanding common stock continuously for five years to nominate candidates for election to the Board and require Arch to list such nominees with the Board's nominees in Arch's proxy solicitation materials for the applicable meeting of stockholders. Under the Arch Proposal, such a stockholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats. The specific text of the proposed amendments to the Bylaws in order to implement the Arch Proposal will be included in the proxy solicitation materials for the 2015 Annual Meeting. The Board intends to recommend that Arch's stockholders approve the Arch Proposal at the 2015 Annual Meeting.

A stockholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." See Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a stockholder-sponsored proposal where it seeks to address a similar right or matter as is covered by a company-sponsored proposal, even if the terms of the two proposals are different or conflicting (e.g., the ownership percentage threshold of the stockholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal).

Arch believes that it may exclude the Proponent's Proposal under Rule 14a-8(i)(9) because the Proponent's Proposal conflicts directly with the Arch Proposal, which will be included in Arch's proxy solicitation materials for the 2015 Annual Meeting. The Arch Proposal seeks to address the exact same right as the Proponent's Proposal (i.e., the right of Arch's stockholders to nominate candidates for the Board and to have those nominees be included in Arch's proxy solicitation materials). The Arch Proposal provides that a single stockholder (rather than a group of stockholders, as would be permitted under the Proponent's Proposal) owning 5% or more of Arch's outstanding common stock continuously for at least five years (rather than 3% of Arch's outstanding common stock owned continuously for at least three years, as was proposed by the Proponent) could nominate a candidate for election to the Board and have the nominee be included in Arch's proxy solicitation materials for the relevant meeting of stockholders. Moreover, the Arch Proposal provides that a stockholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats, rather than be permitted to nominate up to one quarter of the Board, as was proposed by the Proponent. Because each of (i) the number of stockholders able to nominate a candidate, (ii) the required share ownership percentage and holding period and (iii) the number of directors that can be nominated cannot be set at different levels, the Proponent's Proposal directly conflicts with the Arch Proposal. Submitting both the Proponent's Proposal and the Arch Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for Arch's stockholders that likely would result in inconsistent and ambiguous results.

The circumstances in the present case are directly analogous to the circumstances involved in the recent *Whole Foods Market, Inc.* (Dec. 1, 2014) no-action request. In that case, a proponent submitted a proposal to Whole Foods Market, Inc. ("Whole Foods") for a non-binding stockholder resolution to request that the board of directors of Whole Foods adopt, and present for stockholder approval, a proxy access bylaw. The requested bylaw would require Whole Foods to include in proxy solicitation materials for stockholder meetings at which directors are to be elected certain information of any person nominated for election to the Board by a stockholder or group of stockholders that meets certain criteria. Under the proposal, any one or more Whole Foods stockholders that collectively has held at least 3% of the outstanding Whole Foods securities eligible to vote for the election of directors continuously for three years would be permitted to nominate candidates for election to the Board, and Whole Foods would be required to list such nominees with the nominees of its board of directors in its proxy solicitation materials for the applicable meeting of stockholders. The proposal further provides that Whole Foods stockholders would be permitted to nominate up to 20% of the Whole Foods board of directors, or no less than two if the size of the Whole Foods board of directors is reduced from its current size. The Staff concurred that Whole Foods may exclude the proposal under Rule 14a-8(i)(9) on the bases that (i) matters to be voted on at the upcoming annual meeting of Whole Foods stockholders include a proposal sponsored by Whole Foods to amend its bylaws to allow any stockholder owning 9% or more of the outstanding Whole Foods common stock continuously for five years to nominate candidates for election to the board and require Whole Foods to list such nominees with its board's nominees in its proxy solicitation materials; (ii) the stockholder proposal and the proposal sponsored by Whole Foods directly conflict and (iii) inclusion of both proposals would present alternative and conflicting decisions for the Whole Foods stockholders and would create the potential for inconsistent and ambiguous results.

In the case at hand, as in the *Whole Foods Market, Inc.* precedent, matters to be voted on at the 2015 Annual Meeting include the Arch Proposal, a proposal sponsored by Arch to seek stockholder approval to amend its bylaws to implement a form of proxy access. Likewise, there is direct conflict between the Proponent's Proposal and the Arch Proposal, and the inclusion of both the Proponent's Proposal and the Arch Proposal in the proxy solicitation materials for the 2015 Annual Meeting would present alternative and conflicting decisions for Arch's stockholders and would create the potential for inconsistent and ambiguous results. In fact, the terms to be set forth in the Arch Proposal are even closer to the terms set forth in the Proponent's Proposal than were the terms of the two proposals involved in the *Whole Foods Market, Inc.* example in which the Staff concurred with the exclusion of the proponent's proposal pursuant to Rule 14a-8(i)(9).

The position recently taken by Staff in the *Whole Foods Market, Inc.* example, which appears to be the first instance in which a company sought no-action relief under Rule 14a-8(i)(9) with respect to a stockholder-sponsored proxy access proposal that conflicted with a company-sponsored proxy access proposal, is consistent with the positions that the Staff repeatedly has taken in analogous situations in recent years. For example, the Staff has granted no-action relief under Rule 14a-8(i)(9) where a stockholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a stockholder vote would (i) present alternative and conflicting decisions for stockholders and (ii) create the potential for inconsistent and ambiguous results. See e.g., *United Natural Foods, Inc.* (Sept. 10, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock to call a special meeting of stockholders); *Stericycle, Inc.* (March 7, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Yahoo! Inc.* (March 6, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock to call a special meeting of stockholders); *Verisign, Inc.* (Feb. 24,

2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 35% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Quest Diagnostics Incorporated* (Feb. 19, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Kansas City Southern* (Jan. 22, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *The Walt Disney Company* (Nov. 6, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Advance Auto Parts, Inc.* (Feb. 8, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); and *American Tower Corporation* (Jan. 30, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders).

Arch believes that the facts in the present instance are directly analogous to those in the above-described instances where no-action relief was afforded the company seeking such relief. In the present instance, the Proponent's Proposal would permit any stockholder or group of stockholders that collectively have held at least 3% of Arch's outstanding common stock continuously for three years to nominate a candidate for election to the Board and require that such nominee be listed with the Board's nominees in Arch's proxy solicitation materials for the applicable meeting of stockholders. Stockholders would be permitted to nominate up to one quarter of the Board under the Proponent's Proposal. The Arch Proposal will seek stockholder approval of amendments to the Bylaws to provide that a single stockholder owning 5% or more of the outstanding Arch common stock continuously for five years can nominate a candidate for election to the Board, and such nominee must be listed with the Board's nominees in Arch's proxy solicitation materials for the applicable meeting of stockholders. Under the Arch Proposal, a stockholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats. The Board intends to recommend that Arch's stockholders approve the Arch Proposal. Arch believes that the inclusion of both the Proponent's Proposal and the Arch Proposal in the proxy solicitation materials for the 2015 Annual Meeting would present alternative and conflicting decisions for Arch's stockholders and would create the potential for inconsistent and ambiguous results.

For these reasons, Arch requests that the Staff concur that the Proponent's Proposal may properly be excluded from Arch's proxy solicitation materials for the 2015 Annual Meeting because, under Rule 14a-8(i)(9), the Proponent's Proposal conflicts with the Arch Proposal, which will be submitted by Arch at the 2015 Annual Meeting and included in Arch's proxy solicitation materials for the 2015 Annual Meeting.

STAFF'S USE OF FACSIMILE NUMBERS FOR RESPONSE

Pursuant to Staff Legal Bulletin No. 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the stockholder proposal season, our facsimile number is (314) 994-2734, and the Proponent's facsimile number is (212) 669-4072.

CONCLUSION

Based upon the foregoing analysis, Arch believes that the Proponent's Proposal may properly be omitted from its proxy solicitation materials for the 2015 Annual Meeting under Rule 14a-8(i)(9) because (i) matters to be voted on at the 2015 Annual Meeting include a proposal sponsored by Arch to amend its bylaws to allow any stockholder owning 5% or more of the outstanding Arch common stock continuously for five years to nominate candidates for election to the board and require Arch to list such nominees with the Board's nominees in its proxy solicitation materials for the applicable meeting of stockholders; (ii) the Proponent's Proposal and the Arch Proposal directly conflict; and (iii) inclusion of both proposals would present alternative and conflicting decisions for Arch's stockholders and would create the potential for inconsistent and ambiguous results.

Arch respectfully requests that the Staff concur that it will not recommend enforcement action against Arch if Arch omits the Proponent's Proposal from its proxy solicitation materials for the 2015 Annual Meeting. If the Staff does not concur with the positions of Arch discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or require any additional information, please do not hesitate to contact me at (314) 994-2716.

Sincerely,



Robert G. Jones
Senior Vice President – Law, General Counsel and Secretary

Enclosures

cc: Michael Garland
City of New York, Office of the Comptroller

EXHIBIT A



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV


Arch Coal, Inc.
Received
OCT 22 2014
Legal Department

October 20, 2014

Mr. Robert G. Jones
Senior Vice President-Law, Gen. Counsel and Secretary
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis, MO 63141

Dear Mr. Jones:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Arch Coal, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of Arch Coal, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Arch Coal, Inc. **Cusip #: 039380100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 509,579 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Arch Coal, Inc. **Cusip #: 039380100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 576,775 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Arch Coal, Inc. **Cusip #: 039380100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 198,395 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Arch Coal, Inc. **Cusip #: 039380100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20,2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 43,096 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Arch Coal, Inc. **Cusip #: 039380100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 9,450 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: ARCH COAL INC

Cusip: 039380100

Shares: 266,603

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

 STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: ARCH COAL INC

Cusip: 039380100

Shares: 165,998

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: ARCH COAL INC

Cusip: 039380100

Shares: 38,242

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: ARCH COAL INC

Cusip: 039380100

Shares: 13,596

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: ARCH COAL INC

Cusip: 039380100

Shares: 12,680

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President


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Robert G. Jones
General Counsel and Secretary
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis Missouri

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ArchCoal

Robert G. Jones
Senior Vice President
Law & General Counsel

Bjones@archcoal.com

October 28, 2014

Michael Garlan
Assistant Comptroller
Environmental, Social and Governance
City of New York
Office of the Comptroller
Municipal Building
One Centre Street, Room 629
New York, NY 10007-2341

Re: Letter to Arch Coal, Inc., Dated October 20, 2014

Dear Mr. Garlan:

On behalf of Arch Coal, Inc. (the "Company"), I am writing in response to the letter to the Company from you, on behalf of the Comptroller of the City of New York (the "Comptroller"), dated October 20, 2014 (the "Letter"), which contains a stockholder proposal relating to a proposed "proxy access" bylaw (the "Proposal"). The Letter states that the Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund, and the custodian of the New York City Board of Education Retirement System (such entities collectively are referred to herein as the "Proponents"). The Letter states that the Proposal is being submitted for inclusion in the Company's proxy statement for its next annual meeting.

We call to your attention that, although the Letter is dated October 20, 2014, the mailing label affixed to the envelope in which the Letter was sent, as well as tracking information at www.usps.com, indicates that you sent the Letter on October 21, 2014 for next-day delivery via United States Postal Service ("USPS") Express Mail and that the USPS accepted from you the envelope containing the Letter at 4:19 p.m. on October 21, 2014. Tracking information at www.usps.com also indicates that, consistent with the next-day delivery instruction reflected on the mailing label, the envelope containing the Letter was delivered to the Company at 10:59 a.m. on October 22, 2014. Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14G states, "We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically." Accordingly, under applicable SEC guidance, the relevant date of submission for the Proposal is October 21, 2014.

We further call to your attention that there are procedural defects with respect to the proof of the ownership of the Company's common stock ("Common Stock") submitted with the

Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141

direct: 314.994.2716
fax: 314.994.2734

archcoal.com

Letter. Under Rule 14a-8(b), in order to be eligible to submit a stockholder proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the applicable stockholder meeting for at least one year by the date on which the proposal is submitted. Rule 14a-8(b) and SEC Staff Legal Bulletin No. 14B explain the information to be provided by a stockholder proponent in order to prove its eligibility. In particular, a stockholder proponent must provide the following:

- the proponent's written statement that the proponent intends to continue holding the shares through the date of the company's annual or special meeting, as the case may be; and
- either:
  - a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the proponent continuously held the securities for at least one year; or
  - if the proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the proponent's ownership level, the proponent's written statement that it continuously held the required number of shares for the one-year period as of the date of the statement, and the proponent's written statement that it intends to continue ownership of the shares through the date of the applicable company's annual or special meeting, as the case may be.

Each of the letters that you provided from The Bank of New York Mellon ("BNY Mellon") with respect to shares of Common Stock held in custody by BNY Mellon on behalf of the Proponents expressly speaks only as to the Proponents' respective holdings of such shares of Common Stock from October 20, 2013 through October 31, 2013. This time period is only a partial-year period, and it does not address the period from October 31, 2013 through and including October 21, 2014, the date on which the Proposal was submitted. Further, each of the letters that you provided from State Street Bank and Trust Company ("State Street") with respect to shares of Common Stock held in custody by State Street on behalf of the Proponents expressly speaks only as to the Proponents' respective holdings of Common Stock during the period from November 1, 2013 through October 20, 2014. This time period also is only a partial-year period, and it does not address the one-year period prior through and including October 21, 2014, the date on which the Proposal was submitted. Even if the Proponents transferred shares from an account with BNY Mellon to an account with State Street on November 1, 2013 such that the letters from BNY Mellon and the letters from State Street are meant to be read together, the letters from BNY Mellon and the letters from State Street, taken together, do not address the Proponents' respective holdings on October 21, 2014, the last day of the full one-year period through and including the date on which the Proposal was submitted. In any event, the Company has not received any other written statement from any "record" holder with respect to the holdings of Common Stock by the Proponents for the one-year period preceding and including October 21, 2014 or solely for October 21, 2014.

To remedy the defects described in the preceding paragraph, the Proponents must provide sufficient proof of eligibility to submit a proposal for consideration at the Company's next annual meeting. In particular, given that the Proponents have not filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting their respective holdings of Common Stock as of or before the date on which the applicable one-year eligibility period began, the Proponents must provide one or more written statements from the one or more "record" holders of the Common Stock held in custody on behalf of the Proponents verifying that, at October 21, 2014, the date on which the Proposal was submitted, the Proponents continuously held the requisite amount of Common Stock for at least one year. In addition, to the extent that the Proponents transferred shares from an account with BNY Mellon to an account with State Street on November 1, 2013 such that the letters from BNY Mellon and the letters from State Street are intended to be read together with any such one or more additional written statements with respect to each of the Proponents, we ask that you also verify this fact.

Rule 14a-8(f) requires that your response to this notification in order to cure the defects described above be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notification.

Please address your response to me at the address or facsimile number provided herein. For your reference, please find enclosed a copy of Rule 14a-8 in its entirety.

If you have any questions with respect to the foregoing, please contact me at (314) 944-2716 or by facsimile at (314) 944-2734.

Sincerely,



Robert G. Jones
Senior Vice President – Law,
General Counsel and Secretary

Enclosure

§240.14a-8 Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own

point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV


Arch Coal, Inc.
Received
NOV - 7 2014
Legal Department

November 5, 2014

Mr. Robert G. Jones
Senior Vice President – Law,
General Counsel and Secretary
ArchCoal, Inc.
One City Place Drive, Suite 300
St. Louis, MO 63141

Dear Mr. Jones:

In response to your letter, dated October 28, 2014 regarding the eligibility of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (the "Systems") to submit a shareholder proposal to ArchCoal, Inc. (the "Company"), in accordance with SEC Rule 14a-8 (b), I enclose letters from State Street Bank and Trust Company, the Systems' custodian bank since November 1, 2013, certifying that at the time the shareholder proposal was submitted to the Company, each held, continuously since November 1, 2013, at least $2,000 worth of shares of the Company's common stock. I hereby declare that each intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

As you know, I previously provided the Company with letters from The Bank of New York Mellon Corporation certifying that each of the Systems held continuously at least $2,000 worth of shares of the Company's common stock for the twelve months ending October 31, 2013.

Our current and former custodian banks have each confirmed that they are DTC participants.

Sincerely,

Michael Garland

Enclosure



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone (617) 784-5378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 3, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 to October 23, 2014 as noted below:

Security: ARCH COAL INC

Cusip: 039380100

Shares: 165,998

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 3, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 to October 23, 2014 as noted below:

Security: ARCH COAL INC

Cusip: 039380100

Shares: 266,603

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

 STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 3, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 to October 23, 2014 as noted below:

Security: ARCH COAL INC

Cusip: 039380100

Shares: 38,242

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 3, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 to October 23, 2014 as noted below:

Security: ARCH COAL INC

Cusip: 039380100

Shares: 13,596

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169

Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 3, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 to October 23, 2014 as noted below:

Security: ARCH COAL INC

Cusip: 039380100

Shares: 12,680

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President